Exhibit 99.2

SILVER  WHEATON

SILVER WHEATON CORP.

Annual Report

Four Months Ended December 31, 2004

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Four Months Ended December 31, 2004 and Years Ended August 31, 2004 and 2003

The following should be read in conjunction with the Company’s consolidated financial statements for the four months ended December 31, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  All figures are in United States dollars unless otherwise noted.

HIGHLIGHTS

•

In October, 2004, the Company acquired the right to purchase 100% of the silver produced by Wheaton River’s Luismin mining operations in Mexico, which is expected to approximate 8 million ounces per annum for over 20 years.

•

In December, 2004, the Company acquired the right to purchase 100% of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden, which is expected to approximate 2 million ounces per annum for over 20 years.

•

Net cash flow from operations of $8.4 million from the sale of 1.5 million ounces of silver.

•

Net earnings of $1.8 million ($0.02 per share).

•

Cash and cash equivalents at December 31, 2004 of $20.0 million and working capital of $18.1 million.

•

On October 22, 2004 the Company began trading on the TSX under the symbol SLW. In December, 2004, the Company’s name was changed from Chap Mercantile Inc. to Silver Wheaton Corp. and the outstanding shares were consolidated on a 5 for 1 basis.

•

The Company is debt free, unhedged and seeking further acquisitions.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a growth-oriented silver company.  Silver Wheaton is the only mining company with 100% of its revenue from silver production. The Company’s goal is to be recognized as the worlds largest, most profitable and best managed pure silver company in the world.

During the four month period ended December 31, 2004, Silver Wheaton acquired the rights to purchase all of the silver produced by Wheaton River’s Luismin mines in Mexico, and by Lundin Mining’s Zinkgruvan mine in Sweden (the “Luismin Transaction” and the “Zinkgruvan Transaction” respectively).

In connection with the acquisition of the Luismin and Zinkgruvan silver contracts, the Company completed two equity financings during the period for gross proceeds totalling $104.2 million (Cdn$130.7 million), of which $86.7 million was paid to acquire the Luismin and Zinkgruvan contracts.

Both mines are low-cost producers and are expected to have remaining lives of over 20 years. The Company is actively pursuing further growth opportunities either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

The year end of the Company was changed from August 31 to December 31. The current fiscal period ended December 31, 2004 includes the results of operations for the four month period then ended. Comparative figures for the years ended August 31, 2002, 2003 and 2004, are for a twelve month period.

SUMMARIZED FINANCIAL RESULTS

	December 31	August 31	August 31	August 31
	2004	2004	2003	2002
	(4 Months)	(12 Months)	(12 Months)	(12 Months)

Silver sales ($000's)	$10,986	$-	$-	$-
Ounces (thousands)	1,505	-	-
Average realized silver price ($'s per …..ounce)	$7.30	$-	$-	$-
Total cash cost ($'s per ounce)	$3.90	$-	$-	$-

Net earnings (loss) ($000's)	$1,765	$(151)	$59	$(144)

Basic and diluted earnings (loss) per …..share	$0.02	$(0.09)	$0.03	$(0.08)

Cash flow from operations ($000's)	$8,356	$(44)	$(15)	$(21)

Cash and cash equivalents ($000's)	$19,989	$320	$92	$90

Total assets ($000's)	$156,988	$53,491	$543	$586

Shareholders' equity ($000's)	$154,431	$50,171	$446	$540

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$10,175	$811	$-	$10,986
Ounces (thousands)	1,387	118	-	1,505
Average realized silver price ($'s per ounce)	$7.34	$6.89	$-	$7.30
Total cash cost ($'s per ounce)	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$4,179	$140	$(2,554)	$1,765

The Company has three business segments, the Luismin contract, the Zinkgruvan contract and corporate operations.

Luismin

On October 15, 2004, a 100% subsidiary of the Company, Silver Wheaton (Caymans) Corp. (“SW Caymans”), entered into an agreement to purchase all of the silver produced by Wheaton River’s Luismin mining operations in Mexico.  Between that date and December 31, 2004, SW Caymans purchased 1.387 million ounces of silver under the contract at a cash cost of $3.90 per ounce, and sold it for an average price of $7.34 per ounce.   The Company’s cash flows and net earnings under the Luismin silver contract for the period were $4,765,000 and $4,179,000, respectively.

As at December 31, 2004, Luismin had proven and probable silver reserves of 40.3 million ounces and inferred silver resources of 145.6 million ounces.  Luismin has historically converted resources into reserves at a rate of 90%, which would result in a remaining mine life of over 20 years.

As reported by Wheaton River, the results of the Luismin mine operations for the three months ended December 31, 2004 are shown below:

Three Months Ended December 31 2004
• Ore milled (tonnes)	199,900
• Grade (grams/tonne)
- Gold	5.35
- Silver	280.28
• Recovery (%)
- Gold	94%
- Silver	88%
• Production (ounces)
- Gold	32,300
- Silver	1,586,900
- Gold equivalent (Note 1)	58,900
• Sales (ounces)
- Gold	32,800
- Silver	1,615,100
- Gold equivalent (Note 1)	59,500
• Total cash costs ($’s per gold equivalent ounce)	$ 169

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended December 31, 2004 the equivalency ratio was 62 ounces of silver equals one ounce of gold sold.

Since October 15, 2004, all silver produced by Luismin, being 1,387,000 ounces, has been sold to Silver Wheaton Corp for $3.90 per ounce.

Total cash costs for the quarter were $169 per gold equivalent ounce due primarily to continued high grade production at the San Dimas mine.  Significant exploration results have been achieved at San Dimas with deep and on-strike extensions of the central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins.

For 2005 a very intensive program of exploration and development will be carried out throughout the recently discovered veins in San Dimas in order to increase the conversion of resources into reserves.

Zinkgruvan

On December 8, 2004, SW Caymans entered into an agreement to purchase all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden (“Zinkgruvan”). Between that date and December 31, 2004, SW Caymans purchased 240,500 ounces of silver under the contract at a cash cost of $3.90 per ounce, and sold 117,800 ounces for an average price of $6.89 per ounce.  The earnings of SW Caymans are not subject to income tax.  The Company’s cash flows and net earnings under the Zinkgruvan silver contract for the period were $351,000 and $140,000, respectively.

As at December 31, 2004, Zinkgruvan had proven and probable silver reserves of 29.6 million ounces and inferred silver resources of 31.5 million ounces.  For the month ended December 31, 2004, Zinkgruvan mined ore with a silver head grade of 78 g / me ton as a by-product.  The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

Corporate

	December 31	August 31	August 31	August 31
	2004	2004	2003	2002
(US dollars in thousands)	(4 Months)	(12 Months)	(12 Months)	(12 Months)

General and administrative	$381	$47	$22	$23

Share purchase options	5,046	10	-	-

Project evaluation	69	-	-	-

Interest income	(255)	-	-	-

Foreign exchange gain	(2,687)	-	-	-

Other	-	(2)	(5)	(2)

Corporate net loss	$2,554	$55	$17	$21

General and administrative expenses totaled $381,000 for the four months ended December 31, 2004, including $131,800 (Cdn$165,000) paid to Wheaton River for management and administrative services at cost.

The non-cash share purchase options expense relates to a one-time grant of share purchase options on October 15, 2004 upon successful completion of the Cdn$70 million financing and the Luismin Transaction.  This has been estimated using the Black-Scholes option valuation method to determine the fair value of the share purchase options granted.

Project evaluation expenses of $69,000 were incurred in pursuing additional silver acquisition opportunities.  Project evaluation expenses will continue to be incurred for the foreseeable future.

During the four months ended December 31, 2004 a foreign exchange gain of $2.687 million was realized. This gain arose due to the Company holding a significant portion of its cash balances in Canadian dollars while the Canadian dollar increased in value against the US dollar (the Company’s functional currency).

Prior period expenses relate to Dial, the Company’s former subsidiary, which was sold on February 25, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004 the Company had cash and cash equivalents of $20.0 million and working capital of $18.1 million.

In the opinion of management, the working capital at December 31, 2004, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

The Company acquired the Luismin silver contract for a payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares (post-consolidation) of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to an inflationary adjustment after three years, is due.  This inflationary adjustment is intended to reflect the effects of inflation on Luismin’s operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

Under the agreement Luismin is required to deliver a minimum of 120 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $0.50 per ounce of the shortfall is payable. In addition, under the agreement, Silver Wheaton will be obligated to pay 50% of any capital expenditure required to be made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.  Any capital expenditures paid by Silver Wheaton will be reimbursed by 50% of the amount by which 90% of the projected capital expenditures as outlined in the contract exceed the actual capital expenditures during the period.

If Silver Wheaton or Wheaton River acquires a direct or indirect interest in a precious metal exploration or development property situated anywhere in Mexico, which it does not currently own an interest in, and the property becomes the subject of a positive feasibility study or consists of active mining operations within a period of three years from the date of the contract, then the owner of the interest must offer the other party the opportunity to purchase and participate in the project so the resulting project ownership would be Wheaton River 51% / Silver Wheaton 49% and Wheaton River will be entitled to become operator of the project.

For a period of three years, Wheaton River, so long as it owns at least 20% of the outstanding shares of the Company, has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional Silver Wheaton shares pursuant to an equity financing or otherwise.

The Company acquired the Zinkgruvan silver contract for a payment of $50 million, 6 million Silver Wheaton common shares (post-consolidation) and 30 million Silver Wheaton common share purchase warrants. Each warrant grants the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares.  In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to an inflationary adjustment after three years, is due.   This inflationary adjustment is intended to reflect the effects of inflation on Zinkgruvan’s operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum.  Under the agreement Zinkgruvan is required to deliver a minimum of 40 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $1.00 per ounce of the shortfall is payable. In addition, under the Zinkgruvan agreement, the Company is not liable for any capital asset expenditures.

A total of 70,000 share purchase options were exercised during the four months ended December 31, 2004. As of February 25, 2005, there were 167,010,000 post-consolidation common shares of the Company issued and outstanding. In addition, at the same date, the Company had 6,550,000 post-consolidation share purchase options outstanding under its share option plan and 158,000,000 share purchase warrants outstanding. On December 21, 2004, the Company’s common shares were consolidated 5 for 1.  The warrants were not consolidated, resulting in each warrant granting the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares.

Discontinued operations

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash proceeds of Cdn$325,000 to a group that included former directors and shareholders of the Company.

Contractual obligations

In connection with the Luismin and Zinkgruvan Transactions, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment beginning in 2007.  Annual purchase estimates for the Luismin and Zinkgruvan contracts are 8 million and 2 million ounces per annum, respectively.

Related party transactions

At December 31, 2004, as a result of the Luismin Transaction, Wheaton River owned 64.7% of the Company’s outstanding common shares.  Between October 15 and December 31, 2004, the Company purchased 1.39 million ounces of silver from a subsidiary of Wheaton River at a price of $3.90 per ounce for total consideration of approximately $5.4 million.

During October, 2004, the Company entered into an agreement with Wheaton River whereby Wheaton provides management and administrative services at cost, which approximates $51,900 (Cdn$65,000) per month.  To December 31, 2004, total management fees paid to Wheaton were $131,800 (Cdn$165,000). This agreement allows for cancellation with 30 days notice at any time.

During the four months ended December 31, 2004, prior to the company establishing sufficient transaction infrastructure, Wheaton River funded a portion of the Company’s expenses. Payments made by Wheaton River on the Company’s behalf totalled approximately $1.5 million during this period, of which approximately $1 million remained owing to Wheaton River at December 31, 2004.

RISKS AND UNCERTAINTIES

The main risks that can affect the profitability of the Company include changes in silver prices, currency fluctuations, government regulation, silver supply, foreign operations and income taxes.

Silver prices

Profitability of the Company depends on silver prices. A $0.50 per ounce change in the price of silver would impact 2005 net earnings by approximately $5 million.

Silver prices are affected by numerous factors such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver producing countries throughout the world. This risk is mitigated through the downside silver price protection provided for in the silver contracts, whereby silver is purchased at the lower of $3.90 per ounce or the market price.

Currency fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Silver is sold in US dollars and a portion of the Company’s costs are incurred in Canadian dollars. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.

Government regulations

The mining, processing, development and mineral exploration activities of the companies that Silver Wheaton purchases silver from are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could result in production disturbances.

Silver supply

The Company has agreed to purchase all of the silver produced by the Luismin and Zinkgruvan mines.  Other than the security interests which have been granted to Silver Wheaton, the Company has no contractual rights relating to the operations of Luismin or Zinkgruvan nor does it have any ownership interest in the mines. Other than the penalties payable by Wheaton River and Zinkgruvan to Silver Wheaton if, at the end of the Luismin or Zinkgruvan Guarantee Period, as applicable, the total number of ounces of silver sold to Silver Wheaton is less than the applicable Minimum Amount, the Company will not be entitled to any compensation if Luismin or Zinkgruvan does not meet its forecasted silver production targets in any specified period or if Luismin or Zinkgruvan shut down or discontinue their mining operations in Mexico and Sweden, respectively, on a temporary or permanent basis.

Foreign operations

Silver Wheaton purchases silver from companies that operate in Mexico and Sweden, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary between the two countries and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risk of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Failure for these companies to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Income taxes

All of the Company’s silver trading activities are performed by it’s wholly owned subsidiary Silver Wheaton (Caymans) Corp., which is not subject to income taxes.  Changes to taxations laws in either Canada or the Cayman Islands, could result in some or all of the Company’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to income tax.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company’s consolidated financial statements describes all of the significant accounting policies.

Silver contracts

Silver contracts are the most significant asset of the Company, with a carrying value of $136,254,000 at December 31, 2004. This amount represents the capitalized expenditures related to the acquisition of the Luismin and Zinkgruvan silver purchase contracts.  Luismin and Zinkgruvan estimates the reserves and resources relating to each contract to calculated the corresponding depreciation expense. These assets are depreciated on a unit-of-sale basis over the estimated recoverable reserves and resources at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the future net cash flows from an operations are less than the carrying value then a write-down is recorded with a charge to operations.  At December 31, 2004 no write-down was required.

The Luismin Transaction resulted in the acquisition of control of Silver Wheaton by Wheaton River. As a result, the cost of the Luismin silver contract has been recorded in Silver Wheaton’s books at Wheaton River’s book value.

Income tax

As the Company’s profit is derived from its subsidiary, Silver Wheaton (Caymans) Corp., which is incorporated and operated in the Cayman Islands, the Company’s profits bear no tax. Management views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

Revenue recognition

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

OUTLOOK

The Company expects to sell approximately 10.0 million and 10.5 million ounces of silver in 2005 and 2006 respectively, at a cash cost of $3.90 per ounce.

The Company is actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by Deloitte & Touche LLP on behalf of the shareholders and their report follows.

“Eduardo Luna”

“Peter Barnes”

Eduardo Luna

Peter Barnes

Chief Executive Officer

Executive Vice President and Chief Financial Officer

February 28, 2005

Report of Independent Registered Chartered Accountants

To the Shareholders of

Silver Wheaton Corp.

We have audited the consolidated balance sheets of Silver Wheaton Corp. as at December 31, 2004, August 31, 2004 and August 31, 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for the four month period ended December 31, 2004 and the years ended August 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Accounting Oversight Board.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, August 31, 2004 and August 31, 2003 and the results of its operations and its cash flows for the four moth period ended December 31, 2004 and the years ended August 31, 2004, 2003 and 2003 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.

“Deloitte & Touche LLP”

Chartered Accountants

Vancouver, British Columbia

February 25, 2005

Consolidated Statements of Operations

 (US dollars and shares in thousands, except per share amounts)

		Four Months	Year	Year	Year
		Ended	Ended	Ended	Ended
		December 31	August 31	August 31	August 31
	Note	2004	2004	2003	2002

Silver sales		$ 10,986	$ -	$ -	$ -

Cost of sales		5,870	-	-	-
Depreciation		797	-	-	-
		6,667	-	-	-

Earnings from operations		4,319	-	-	-

Expenses and other income
General and administrative		381	47	22	23
Share purchase options	5(c)	5,046	10	-	-
Project evaluation		69	-	-	-
Interest income		(255)	-	-	-
Foreign exchange gain		(2,687)	-	-	-
Other		-	(2)	(5)	(2)

		2,554	55	17	21

Earnings (loss) before discontinued operations		1,765	(55)	(17)	(21)

(Loss) earnings from discontinued operations	11	-	(96)	76	(123)

Net earnings (loss)		$ 1,765	$ (151)	$ 59	$ (144)

Earnings (loss) per share from continuing operations		$ 0.02	$ (0.03)	$ (0.01)	$ (0.01)

Earnings (loss) per share from discontinued operations		$ 0.00	$ (0.06)	$ 0.04	$ (0.07)

Basic and diluted earnings (loss) per share		$ 0.02	$ (0.09)	$ 0.03	$ (0.08)

Weighted average number of shares outstanding
- basic		96,606	1,723	1,720	1,720

- diluted		97,485	1,723	1,720	1,720

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

(US dollars and shares in thousands)

		December 31	August 31	August 31
	Note	2004	2004	2003
Assets
Current
Cash and cash equivalents		$ 19,989	$ 320	$ 92
Cash in escrow		-	53,163	-
Accounts receivable		163	8	-
Silver inventory		478	-	-
Other		49	-	-

		20,679	53,491	92

Deferred project evaluation costs		55	-	-
Silver contracts	4	136,254	-	-
Assets of discontinued operations	11	-	-	451

		$ 156,988	$ 53,491	$ 543
Liabilities
Current
Accounts payable		$ 2,496	$ 3,320	$ 5
Accrued liabilities		61	-	-
Liabilities of discontinued operations	11	-	-	92

		2,557	3,320	97
Shareholders' Equity
Share purchase options		5,046	8	-
Subscription receipts		-	49,855	-
Warrants	5(b)	28,579	-	-
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 167,010 (August 31, 2004 – 1,740 ; 2003 – 1,720)	5	119,464	731	718
Retained earnings (deficit)		1,342	(423)	(272)

		154,431	50,171	446

		$ 156,988	$ 53,491	$ 543
Commitments (Note 9)

Approved by the Board

Eduardo Luna

Ian Telfer

Director

Director

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity

 (US dollars and shares in thousands)

	Common Shares		Warrants		Share		Retained
					Purchase	Subscription	Earnings
	Shares	Amount	Warrants	Amount	Options	Receipts	(Deficit)	Total

At August 31, 2001	1,720	$ 718	-	$ -	$ -	$ -	$ (187)	$ 531
Net loss	-	-	-	-	-	-	(144)	(144)

At August 31, 2002	1,720	718	-	-	-	-	(331)	387
Net earnings	-	-	-	-	-	-	59	59

At August 31, 2003	1,720	718	-	-	-	-	(272)	446

Subscription receipts	-	-	-	-	-	49,855	-	49,855
Share purchase options exercised
	20	13	-	-	(2)	-	-	11
Fair value of share purchase options issued
	-	-			10	-	-	10
Net loss	-	-	-	-	-	-	(151)	(151)

At August 31, 2004	1,740	731	-	-	8	49,855	(423)	50,171
			-	-
Shares issued	165,200	125,481	-	-	-	(49,855)	-	75,626
Share issue costs	-	(6,790)	-	-	-	-	-	(6,790)
Share purchase options exercised
	70	42	-	-	(8)	-	-	34
Warrants issued	-	-	158,000	28,579	-	-	-	28,579
Fair value of share purchase options issued
	-	-	-	-	5,046	-	-	5,046
Net earnings	-	-	-	-	-	-	1,765	1,765

At December 31, 2004	167,010	$119,464	158,000	$28,579	$ 5,046	$ -	$ 1,342	$154,431

Shareholders' Equity (Note 5)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(US dollars in thousands)

		Four Months	Year	Year	Year
		Ended	Ended	Ended	Ended
		December 31	August 31	August 31	August 31
	Note	2004	2004	2003	2002
Operating Activities
Net earnings (loss) from continuing operations		$ 1,765	$ (55)	$ (17)	$ (21)
Items not affecting cash
Depreciation		797	-	-	-
Share purchase options	5(c)	5,046	10	-	-

Change in non-cash working capital	6	748	1	2	-

		8,356	(44)	(15)	(21)

Financing Activities
Shares issued	5	104,202	11	-	-
Share issue costs		(6,145)	-	-	-

		98,057	11	-	-

Investing Activities
Silver contracts	3	(86,744)	-	-	-

Cash flows from discontinued operations
Sale of discontinued operations	11	-	247	-	-
Advances from discontinued operations		-	14	17	16

		-	261	17	16

Increase (decrease) in cash and cash equivalents		19,669	228	2	(5)
Cash and cash equivalents, beginning of period		320	92	90	95

Cash and cash equivalents, end of period		$ 19,989	$ 320	$ 92	$ 90

The Company paid no interest or income taxes for the four months ended December 31, 2004, and the years ended August 31, 2004, 2003 and 2002.

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Four Months Ended December 31, 2004 and Years Ended August 31, 2004, 2003 and 2002

(US dollars)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Wheaton Corp. (“Silver Wheaton” or “the Company”) is engaged in the silver mining business.

On October 15, 2004, the Company entered into an agreement to purchase all of the silver produced by Wheaton River Minerals Ltd’s (“Wheaton River”) Luismin mining operations in Mexico for a payment equal to the lesser of US$3.90 or the prevailing market rate per ounce of delivered silver, subject to adjustment (Note 3).

In addition, on December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a payment equal to the lesser of US$3.90 or the prevailing market rate per ounce of delivered silver, subject to adjustment (Note 3).

On October 22, 2004 the Company began trading on the TSX under the symbol SLW. In December, 2004, the Company’s name was changed from Chap Mercantile Inc to Silver Wheaton Corp. and the outstanding shares were consolidated on a 5 for 1 basis. Also, the year end of the Company was changed from August 31 to December 31. The current fiscal period ended December 31, 2004 includes the results of operations for the four month period then ended. Comparative figures for the years ended August 31, 2002, 2003 and 2004, are for a twelve month period.

The Company is actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

2.

ACCOUNTING POLICIES

 (a)

Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). There are no material differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) that affect the Company’s financial statements.

(b)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Silver Wheaton (Caymans) Corp.  The Company’s former subsidiary, Dial Locksmith Ltd (“Dial”), was consolidated to the date of disposal, February 25, 2004.

(c)

Silver contracts

Contracts for which settlement is called for in silver are recorded at cost.  These assets are depreciated on a unit-of-sale basis over the estimated recoverable reserves and resources at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the future net cash flows from an operations are less than the carrying value then a write-down is recorded with a charge to operations.

(d)

Discontinued operations

The Company disposed of Dial effective February 25, 2004.

(e)

Change in functional and reporting currency

Effective September 1, 2004, the functional currency of the Company was changed from the Canadian to the United States dollar. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars.  Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. In accordance with Canadian GAAP, the change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States / Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders’ equity were translated at historic rates.

(f)

Foreign currency translation

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

(g)

Income taxes

The future income tax asset and liability method of accounting for income taxes is used.  As the Company’s profit is derived from its subsidiary, Silver Wheaton (Caymans) Corp., which is incorporated and operated in the Cayman Islands, the Company’s profits bear no tax. Management views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

(h)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas where management’s judgment is applied are asset valuations, depreciation, and income taxes.  Actual results could differ from those reported.

(i)

Stock-based compensation

Effective September 1, 2003, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations.  The compensation cost related to stock options granted to employees and directors is recorded in the consolidated statements of operations.

The Company did not issue stock options prior to the year ended August 31, 2003.

Stock-based compensation expense during the four months ended December 31, 2004, was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

(j)

Financial instruments

(i)

Financial instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

(ii)

Fair value

The carrying value of the company's financial instruments approximates their fair value.

(k)

Revenue recognition

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

(l)

Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share are calculated using the treasury method.

(m)

Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 91 days.

(n)

Silver inventory

Silver inventory is valued at the lower of average cost and net realizable value.

3.

ACQUISITIONS

(a)

Luismin silver contract

On October 15, 2004, the Company entered into an agreement to purchase all of the silver produced by Wheaton River’s Luismin mining operations in Mexico, for an upfront payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares (post-consolidation) of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Luismin Transaction”).  Under the agreement Luismin is required to deliver a minimum of 120 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $0.50 per ounce of the shortfall is payable. In addition, under the agreement, Silver Wheaton will be obligated to pay 50% of any capital expenditure required to be made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.  Any capital expenditures paid by Silver Wheaton will be reimbursed by 50% of the amount by which 90% of the projected capital expenditures as outlined in the contract exceed the actual capital expenditures during the period.

If Silver Wheaton or Wheaton River acquires a direct or indirect interest in a precious metal exploration or development property situated anywhere in Mexico, which it does not currently own an interest in, and the property becomes the subject of a positive feasibility study or consists of active mining operations within a period of three years from the date of the contract, then the owner of the interest must offer the other party the opportunity to purchase and participate in the project so the resulting project ownership would be Wheaton River 51% / Silver Wheaton 49% and Wheaton River will be entitled to become operator of the project.

For a period of three years, Wheaton River, so long as it owns at least 20% of the outstanding shares of the Company, has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional Silver Wheaton shares pursuant to an equity financing or otherwise.

Luismin operations are expected to produce approximately 8 million ounces of silver per annum for a minimum of 20 years.  The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$ 36,744
Shares	21,958
Acquisition costs	430
$ 59,132

The Luismin Transaction resulted in the acquisition of control of Silver Wheaton by Wheaton River.  This transaction is considered to be a capital transaction rather than a business combination.  In substance, Wheaton River disposed of 100% of certain silver assets in exchange for the net assets of Silver Wheaton, accompanied by a recapitalization of Silver Wheaton.  The accounting for the transaction is similar to that of a reverse acquisition except that no goodwill or intangible assets are recognized.  As a result, the cost of the Luismin silver contract has been recorded in Silver Wheaton’s books at Wheaton River’s carrying value of the silver assets, plus acquisition costs of $430,000.

(b)

Zinkgruvan silver contract

On December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront payment of $50 million in cash, 6 million Silver Wheaton common shares (post-consolidation) and 30 million Silver Wheaton common share purchase warrants. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Zinkgruvan Transaction”).  Under the agreement Zinkgruvan is required to deliver a minimum of 40 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $1.00 per ounce of the shortfall is payable. In addition, under the Zinkgruvan agreement, the Company is not liable for any capital asset expenditures.

Each warrant grants the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares. The Warrants have been recorded at their fair value, which has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years. The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$ 50,000
Shares and warrants	27,866
Acquisition costs	53
$ 77,919

4.

SILVER CONTRACTS

(in thousands)	Cost	Accumulated Depreciation	Net

Luismin	$ 59,132	$ (586)	$ 58,546
Zinkgruvan	77,919	(211)	77,708
	$ 137,051	$ (797)	$ 136,254

5.

SHAREHOLDERS’ EQUITY

(a)

Shares issued

A summary of the Company’s issued and outstanding shares at December 31, 2004, and August 31, 2004, 2003 and 2002, and the changes for the periods ending on those dates is presented below:

	Number of	Price
	Shares	(Cdn$)

At August 31, 2003 and 2002	1,720,000

Options Exercised	20,000	$0.75

At August 31, 2004	1,740,000

Shares issued to Wheaton in connection with Luismin Transaction (Note 3(a))	108,000,000	2.00
Private placement to finance Luismin Transaction	35,000,000	2.00
Shares issued to Lundin in connection with Zinkgruvan Transaction (Note 3(a))	6,000,000	4.25
Private placement to finance Zinkgruvan Transaction	16,200,000	3.75
Options exercised	70,000	0.75
At December 31, 2004	167,010,000

On August 5, 2004, in connection with the Luismin Transaction, the Company raised gross proceeds of $53.2 million (Cdn$70 million) from a private placement of 175 million subscription receipts at a price of Cdn$0.40 per unit. On October 22, 2004, each of the subscription receipts was automatically converted without payment of additional consideration into 0.2 common shares (post-consolidation), and one-half of one common share purchase warrant of the Company. Five common share purchase warrants entitle the holder to purchase one common share (post-consolidation) at a price of Cdn$4.00 per share for a period of five years expiring August 5, 2009.

On November 30, 2004, in connection with the Zinkgruvan Transaction, the Company raised gross proceeds of $51.0 million (Cdn$60.75 million) from a private placement of 81 million subscription receipts at a price of Cdn$0.75 per unit.  Each subscription receipt is comprised of 0.2 Silver Wheaton common shares (post-consolidation) and one-half of one Series “A” common share purchase warrant of Silver Wheaton. Five Series “A” warrants entitle the holder to purchase one Silver Wheaton common share (post-consolidation) at a price of Cdn$5.50 until November 30, 2009.

On December 21, 2004 the Company’s common shares were consolidated on a 5 for 1 basis, reducing the number of common shares outstanding at December 31, 2004 to 167,010,000.

(b)

Warrants

A summary of the Company’s warrants at December 31, 2004 and August 31, 2004, 2003 and 2002  and the changes for the periods ending on those dates is presented below:

		Weighted Avg Exercise Price (Cdn$)
	Warrants Outstanding

At August 31, 2004, 2003 and 2002	-

Issued in connection with Luismin private placement	87,500,000	$ 0.80
Issued in connection with Zinkgruvan private placement	40,500,000	1.10
Issued to Lundin Mining in connection with Zinkgruvan Transaction	30,000,000	0.80

At December 31, 2004	158,000,000	$ 0.88

At issuance, each warrant granted the holder the right to purchase one common share of the Company at the applicable exercise price. On December 21, 2004, the Company’s common shares were consolidated 5 for 1.  The warrants were not consolidated, resulting in each warrant granting the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares.

Warrants issued during the four months ended December 31, 2004,  have been included in shareholders’ equity at their fair value of $28,579,000. Fair value has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

The following table summarizes information about the warrants outstanding at December 31, 2004:

Expiry Date	Warrants Outstanding	Exercise Price (Cdn$)

August 5, 2009	117,500,000	$ 0.80
November 30, 2009	40,500,000	1.10
	158,000,000	$ 0.88

(c)

Share purchase options

The Company has established a share purchase option plan whereby the Company’s board of directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock-based compensation expense during the four months ended December 31, 2004, of $5,046,000 (August 31, 2004 - $10,000), was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

On December 21, 2004 the Company’s common shares were consolidated on a 5 for 1 basis, therefore, all of the option figures below are presented on a consolidated basis.  At December 31, 2004 there were 4,960,000 options available for grant under the plan.

A summary of the Company’s options at December 31, 2004, August 31, 2004, 2003 and 2002 and the changes for the periods ending on those dates is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)

At August 31, 2003 and 2002	-	-

Granted	90,000	$ 0.75
Exercised	(20,000)	0.75

At August 31, 2004	70,000	$ 0.75

Granted	6,500,000	3.26
Exercised	(70,000)	0.75

At December 31, 2004	6,500,000	$ 3.26

The following table summarizes information about the options outstanding and exercisable at December 31, 2004.

Exercise Prices (Cdn$)	Options Outstanding and Exercisable	Weighted Average Remaining Contractual Life
$3.25	6,460,000	4.6 years
$4.10	40,000	4.7 years
	6,500,000	4.6 years

6.

SUPPLEMENTAL CASH FLOW INFORMATION

		December 31	August 31	August 31	August 31
(in thousands)	Note	2004	2004	2003	2002

Change in non-cash working capital
Accounts receivable		$ (155)	$ (8)	$ 1	$ (2)
Silver inventory		(478)	-	-	-
Accounts payable and accrued liabilities		1,430	9	-	(2)
Other		(49)	-	1	4

		$ 748	$ 1	$ 2	$ -

Non-cash financing and investing activities
Shares issued in the Luismin Transaction	3(a)	$ 21,958	$ -	$ -	$ -
Shares issued in the Zinkgruvan Transaction	3(b)	$ 27,866	$ -	$ -	$ -

7.

RELATED PARTY TRANSACTIONS

At December 31, 2004, as a result of the Luismin Transaction (Note 3(a)), Wheaton River owned 64.7% of the Company’s outstanding common shares.  Between October 15 and December 31, 2004, the Company purchased 1.39 million ounces of silver from a subsidiary of Wheaton River at a price of $3.90 per ounce for total consideration of approximately $5.4 million.

During October, 2004, the Company entered into an agreement with Wheaton River whereby Wheaton provides management and administrative services at cost, which approximates $51,900 (Cdn$65,000) per month.  To December 31, 2004, total management fees paid to Wheaton were $131,800 (Cdn$165,000). This agreement allows for cancellation with 30 days notice at any time.

During the four months ended December 31, 2004, Wheaton River funded a portion of the Company’s expenses during its start-up phase. Payments made by Wheaton River on the Company’s behalf totalled approximately $1.5 million during this period, of which approximately $1 million remained owing to Wheaton River at December 31, 2004.

8.

INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

(in thousands)	December 31 2004	August 31 2004	August 31 2003	August 31 2003

Earnings (loss) from continuing operations before income taxes	$ 1,765	$ (55)	$ (17)	$ (21)
Canadian federal and provincial income tax rates	35.6%	34.2%	37.6%	37.6%
Income tax expense (recovery) based on above rates	629	(19)	(6)	(8)
Tax effect of non-deductible expenditures	1,797	3	-	-
Lower effective tax rates on earnings of foreign subsidiary	(2,426)	-	-	-
Income tax losses carried forward not recognized for accounting purposes	-	16	6	6
Actual tax expense	$ -	$ -	$ -	$ -

The components of future income taxes are as follows:

(in thousands)	December 31 2004	August 31 2004	August 31 2003	August 31 2002

Non-capital losses	$ 251	$ 30	$ 15	$ 10
Deductible temporary differences	1,245	17	20	25
	1,496	47	35	35
Valuation allowance	(1,496)	(47)	(35)	(35)
	$ -	$ -	$ -	$ -

Prior to the Luismin transaction, the Company operated primarily in Canada and was subject to taxation at the applicable statutory rates.  Subsequent to the Luismin transaction, all of the Company’s income generating activities, including the sale of silver, are conducted by its 100% owned subsidiary Silver Wheaton (Caymans) Corp. (“SW Caymans”).  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of nil%.  The Company does not have any plans to repatriate this money to Canada.  As a result, no future income tax assets or liabilities have been recognized.

9.

COMMITMENTS

In connection with the Luismin and Zinkgruvan Transactions (Note 3), the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.

10.

SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.  This information has been segmented on a silver contract basis.  Prior to the Luismin Transaction on October 15, 2004, the Company operated in one business segment,  which was discontinued.  As a result, similar figures are not applicable for prior periods.

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Sales	$10,175	$811	$-	$10,986

Cost of sales	5,410	460	-	5,870
Depreciation	586	211	-	797

Earnings from operations	4,179	140	-	4,319

Expenses and other income
General and administrative	-	-	381	381
Share purchase options	-	-	5,046	5,046
Project investigation	-	-	69	69
Interest income	-	-	(255)	(255)
Foreign exchange (gain) loss	-	-	(2,687)	(2,687)

	-	-	2,554	2,554

Net earnings (loss)	$4,179	$140	$(2,554)	$1,765

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated

Total assets	$58,546	$77,708	$20,734	$156,988

Total liabilities	$421	$938	$1,198	$2,557

11.

DISCONTINUED OPERATIONS

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash proceeds of Cdn$325,000 to a group that included former directors and shareholders of the Company.

The operations of Dial have been accounted for as a discontinued operation and, for reporting purposes, the results of operations, financial position and cash flows have been segregated from those of continuing operations for the current and prior periods.  The Company has included in the results of discontinued operations the loss on the sale of Dial and the earnings from discontinued operations from the measurement date to the disposal date.  At December 31 and August 31, 2004 the Company did not have any assets or liabilities pertaining to discontinued operations.

Financial results of discontinued operation:

(in thousands)	December 31 2004	August 31 2004	August 31 2003	August 31 2002

Sales	$ -	$ 453	$ 763	$ 666

Earnings (loss)	-	62	76	(123)
Loss on disposal of Dial (net of income tax of $nil)	-	(158)	-	-
(Loss) earnings from discontinued operations	$ -	$ (96)	$ 76	$ (123)

Cash flows from discontinued operations for the year ended August 31, 2004 consist of proceeds from the sale of Dial in the amount of Cdn$325,000 (approximately $247,000 US dollars) and advances from Dial to the Company in the amount of $14,000 (2003 - $17,000).

12.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are no material differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) that affect the Company’s financial statements.

Recently released accounting standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing.  The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage.  Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges.  This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges.  Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement.  Retroactive application is not permitted.  Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets an amendment of APB No. 29.  This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued.  Retroactive application is not permitted.  Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows